Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,

	2006	2005(b)		2004(b)		2003(b)	2002(b)

	(millions of dollars)
Earnings, as defined:
Income before cumulative effect of changes
in accounting principles	$1,281	$901		$896		$906	$701
Preferred stock dividends of a consolidated subsidiary	-	-	(c)	-	(c)	13	15
Income taxes	397	282		272		376	247
Fixed charges included in the determination of
net income, as below	721	609		505		397	328
Amortization of capitalized interest	11	11		8		4	2
Distributed income of equity method investees	104	86		83		68	96
Less: Equity in earnings of equity method investees	181	124		96		89	76

Total earnings, as defined	$2,333	$1,765		$1,668		$1,675	$1,313

Fixed charges, as defined:
Interest charges	$706	$593		$489		$379	$311
Rental interest factor	15	16		16		17	14
Fixed charges included in nuclear fuel cost	-	-		-		1	3

Fixed charges included in the determination of net income	721	609		505		397	328
Capitalized interest	29	21		54		88	91
Dividend requirements on preferred stock of a
consolidated subsidiary before income taxes	-	-	(c)	-	(c)	20	23

Total fixed charges, as defined	$750	$630		$559		$505	$442

Ratio of earnings to fixed charges and ratio of earnings to
combined fixed charges and preferred stock dividends (a)	3.11	2.80		2.98		3.32	2.97

_____________________
(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.

(b)	Amounts have been adjusted to reflect the retrospective application of FASB Staff Position AUG AIR-1, "Accounting for Planned Major Maintenance Activities."
(c)	A portion of Florida Power & Light Company's preferred stock was owned by FPL Group, Inc. and was eliminated in consolidation. Accordingly, those dividends are not included herein.